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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 40)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934



                                 ITT CORPORATION

                            (Name of Subject Company)



                                 ITT CORPORATION

                      (Name of Person(s) Filing Statement)


                           COMMON STOCK, NO PAR VALUE

  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   450912 10 0
                      (CUSIP Number of Class of Securities)





                              RICHARD S. WARD, ESQ.
                            EXECUTIVE VICE PRESIDENT,
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                                 ITT CORPORATION
                           1330 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-5490
                                 (212) 258-1000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             PHILIP A. GELSTON, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1000
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                                  INTRODUCTION

                  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

                  On October 9, 1997, the Company filed definitive proxy material related to its 1997 annual meeting, which is scheduled for November 12, 1997. A copy of the definitive proxy material is filed as Exhibit 112 hereto and is incorporated herein by reference. Reference is made to the Company's soliciting material which is filed as Exhibit 113 hereto and is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  On October 13, the Company announced a plan to consolidate its corporate, hotel and gaming staff functions in one location. On October 14, 1997, the Company announced its third quarter earnings. Copies of the press releases for these announcements are filed as Exhibits 114 and 115 hereto, respectively, and are incorporated herein by reference.
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ITEM 9. EXHIBITS.

                  The response to Item 9 is hereby amended by adding the following new Exhibits:


112. ITT Corporation definitive Proxy Material dated October 9, 1997.
113.              Text of advertisement published by the
                  Company on October 14, 1997.
114. Text of Press Release issued by the Company dated October 13, 1997.
115. Text of Press Release issued by the Company dated October 14, 1997.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                       ---------------------------------------
                                       Name:  Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of October 15, 1997


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                                  EXHIBIT INDEX


Exhibit                 Description                                   Page No.
-------                 -----------                                   --------

(112)   ITT Corporation definitive Proxy Material
        dated October 9, 1997.....................................
(113)   Text of advertisement published by the
        Company on October 14, 1997...............................
(114)   Text of Press Release issued by the Company
        dated October 13, 1997....................................
(115)   Text of Press Release issued by the Company
        dated October 14, 1997....................................


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